Exhibit n

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders

Evergreen Global Dividend Opportunity Fund

We consent to the use of our report dated February 12, 2007, included in this Registration Statement, and to the references to our firm under the captions “Independent Registered Public Accounting Firm” in the prospectus and Statement of Additional Information and “EXPERTS” in the Statement of Additional Information.

Boston, Massachusetts

February 20, 2007